UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15F	OMB APPROVAL
OMB Number: 3235-0621 Expires: October 31, 2013 Estimated average burden hours per response. . .30.00

 CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OFA CLASS OF SECURITIES UNDER SECTION 12(g) OFTHE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OFTHE DUTYTO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34021

CIBT Education Group Inc.

NYSE MKT LLC:  MBA
(Exact name of Issuer, and name of Exchange where security is listed)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Common Shares, no par value
(Description of class of securities)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

PART I

Item 1. Exchange Act Reporting History

CIBT Education Group Inc. (the “Company”) most recently incurred the duty to file reports under section 13(a) or 15(d) of the Exchange Act on April 8, 2008, upon filing a Form 8-A to register its common shares under section 12(b) of the Exchange Act concurrent with the listing of its common shares for trading on the NYSE MKT LLC (formerly known as the American Stock Exchange).

Prior to such time, the Company was registered under section 12(g) of the Exchange Act from September 18, 2000 to November 29, 2005.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including at least one annual report on a Form 20-F filed on January 15, 2013.

The Company has filed a Form 25 to voluntarily delist its shares from trading on the NYSE Market concurrently with filing with this Form 15F.

Item 2. Recent United States Market Activity

The Company has never sold securities in a registered offering in the United States. A registration statement on a Form F-1 was filed on July 15, 2010 but subsequently withdrawn on September 20, 2010 due to poor market conditions.

Item 3. Foreign Listing and Primary Trading Market

Common Shares in the authorized capital of the Company are listed for trading on the Toronto Stock Exchange in Canada, under the symbol “MBA”. The Toronto Stock Exchange constitutes the primary trading market for the common shares. The common shares were listed for trading in Canada on the TSX Venture Exchange (and its predecessors) from October 24, 1988 until May 26, 2010, when they were listed for trading on the Toronto Stock Exchange.

The Company has maintained a listing on the Toronto Stock Exchange for at least 12 months prior to the date of filing this Form 15F. Approximately 86% of trading in the Company’s common shares occurred in Canada, including trades using the facilities of the Toronto Stock Exchange and off-exchange trades using the Alpha Exchange alternative trading system, for the 12 month period beginning April 1, 2012 and ending March 31, 2013, relative to only 14% of trading occuring in the United States, which occurred using the facilities of the NYSE MKT LLC, for the same period.

Item 4. Comparative Trading Volume

Not applicable as the Company is relying on having less than 300 shareholders of record on a worldwide basis and less than 300 shareholders of record in the United States, under Rule 12h-6(a)(4)(ii) to the Exchange Act.

Item 5. Alternative Record Holder Information

As of March 28, 2013, there were 264 U.S. residents who were holders of common shares in the authorized capital of the Company.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Notice of the Company’s intention to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act or both was published in a news release on April 16, 2013. The notice was disseminated in the United States using Filing Services Canada as the news wire service provider, with broad dissemination requested in the United States. The notice was filed on EDGAR under cover of a Form 6-K on April 16, 2013.

Item 8. Prior Form 15 Filers

On November 29, 2005, the Company filed a Form 15 to terminate the prior registration of its common shares pursuant to Rule 12g-4(a)(2)(i).

PART II

Item 9. Rule 12g3-2(b) Exemption

The corporate website for the Company on which the notice was published is www.cibt.net.  The notice was also filed under the Company’s SEDAR profile in Canada at www.sedar.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer, the Company, hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CIBT Education Group Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, CIBT Education Group Inc. certifies that, as represented in this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CIBT Education Group Inc.

Date: April 26, 2013	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer

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